Exhibit No. 12

Armstrong World Industries, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in millions)

	2013	2012	2011	2010	2009
Determination of Earnings
Earnings from continuing operations before income taxes	$171.9	$220.5	$193.8	$73.1	$93.5
Equity earnings from joint venture	(59.4)	(55.9)	(54.9)	(45.0)	(40.0)

Earnings from continuing operations before income taxes and equity earnings	$112.5	$164.6	$138.9	$28.1	$53.5
Add:
Fixed charges	79.0	63.8	55.9	27.0	23.7
Distributed income from equity affiliates (1)	—	—	—	—	—
Amortization of capitalized interest	0.4	0.1	—	—	—
Less:
Capitalized interest	(2.8)	(3.6)	(1.4)	(0.2)	(0.3)

Total earnings as defined	$189.1	$224.9	$193.4	$54.9	$76.9

Fixed charges
Interest expense	$68.8	$53.7	$48.5	$21.2	$17.7
Capitalized interest	2.8	3.6	1.4	0.2	0.3
Estimate of interest included in rent expense (2)	7.4	6.5	6.0	5.6	5.7

Total fixed charges	$79.0	$63.8	$55.9	$27.0	$23.7

Ratio of Earnings to Fixed Charges	2.4	3.5	3.5	2.0	3.2

(1)	– Includes only return on investment, not return of investment
(2)	– One-third of rental expense is considered to be representative of the interest factor in rental expense.